650 Page Mill Road Palo Alto, CA 94304 PHONE 650.493.9300 FAX 650.493.6100 www.wsgr.com

April 30, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mary Mast Lisa Vanjoske Chris Edwards Irene Paik

Re:	Kodiak Sciences Inc. Draft Registration Statement on Form S-1 Filed February 14, 2018 CIK No. 0001468748

Ladies and Gentlemen:

On behalf of our client, Kodiak Sciences Inc. (“Kodiak” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 13, 2018 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 14, 2018. The Company is concurrently filing via EDGAR this letter and submission no. 2 of the confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

The Registration Statement submitted via EDGAR is marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Draft Registration Statement on Form S-1

AUSTIN	BEIJING	BOSTON	BRUSSELS	HONG KONG	LOS ANGELES	NEW YORK	PALO ALTO

SAN DIEGO	SAN FRANCISCO	SEATTLE	SHANGHAI	WASHINGTON, DC	WILMINGTON, DE

U.S. Securities and Exchange Commission

April 30, 2018

Overview, page 1

1.	We note your statements that you believe KSI-301 has the potential to be best-in-class. This implies an expectation of regulatory approval, which is inappropriate given the early stage of development and lack of clinical trial data. Please remove this statement from the descriptions of your product candidate.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised page 1 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined). The Company has also made conforming changes to the similar disclosure on pages 67 and 81.

We are a development-stage biopharmaceutical company specializing in novel therapeutics to treat chronic, high-prevalence retinal diseases. Our most advanced product candidate is KSI-301, a biologic therapy built with our antibody biopolymer conjugate platform, or ABC~~,~~ platform, which is designed to maintain potent and effective drug levels in ocular tissues. We believe that KSI-301, if approved, has the potential to become ~~a best-in-class~~an important anti-VEGF therapy in wet age-related macular degeneration, or wet AMD, and diabetic retinopathy, or DR. KSI-301 and our ABC platform were developed at Kodiak, and we own worldwide rights to those assets, including composition of matter patent protection for KSI-301. We have not yet filed an investigational new drug application for KSI-301 but expect to do so in the second quarter of 2018. We intend to use our ABC platform to develop additional product candidates beyond KSI-301 to address other high prevalence ophthalmic diseases.

2.	Please revise the first paragraph to disclose that you have not yet filed an investigational new drug application, or IND, for KSI-301 and disclose your expected timing for filing the IND with the FDA.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company has revised pages 1, 67 and 81 of the Registration Statement as set forth in its response to Comment No. 1.

Current Standard of Care for Wet AMD and DR, page 1

3.	We note your statement that the addressable market in wet AMD and DR could be substantially greater than the current market size. Please quantify the current market size. It is not clear from the disclosure whether the current market size is equal to the worldwide sales for Lucentis and EYLEA or some other figure.

U.S. Securities and Exchange Commission

April 30, 2018

RESPONSE TO COMMENT 3:

The Company supplementally advises the Staff that the current market size is not readily quantifiable due to the substantial market share captured by “off label” use of Avastin. The total sales of Avastin relating to neovascular diseases of the retina are not publicly reported or distinguishable from sales relating to oncology treatments. The Company believes the addressable market to be greater than that captured by Lucentis and EYLEA, but it is not able to provide an estimate at this time. The Company has amended page 2 of the Registration Statement to clarify this point as follows (deleted language shown in ~~strike through~~ and added language double-underlined). The Company has also made conforming changes to the similar disclosure on pages 81 and 85.

Annual worldwide sales of Lucentis and EYLEA for all indications totaled approximately ~~$8.5 billion~~$9.6 billion in ~~2016. We believe~~ 2017. We believe a substantial majority of these sales were in connection with the treatment of wet AMD and DR. Avastin, which is currently approved and marketed for the treatment of cancer, is also used off-label to treat wet AMD and DR. We estimate that off-label Avastin represents approximately 60% of the U.S. wet AMD market by volume. With an improved anti-VEGF therapy, we believe the total addressable market opportunity in wet AMD and DR could be substantially greater than ~~the current market size~~sales of Lucentis and EYLEA in wet AMD and DR.

KSI301: Our Lead Product Candidate, page 2

4.	We note your statement that KSI-301 contains a proven mechanism of action. Please revise your disclosure to eliminate any suggestion that KSI-301 has been or will ultimately be determined to be effective or to have demonstrated efficacy for purposes of receiving marketing approval by the FDA or comparable agency.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised page 2 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined). The Company has also made conforming changes to the similar disclosure on pages 82 and 91.

U.S. Securities and Exchange Commission

April 30, 2018

Our lead product candidate, KSI-301, is a pre-IND stage novel anti-VEGF biological agent that combines ~~a proven mechanism of action~~inhibition of a known pathway with a potentially superior ocular durability profile compared to currently marketed drugs for wet AMD and DR. KSI-301 is a bioconjugate comprised of two components. The first component is a humanized anti-VEGF monoclonal antibody which binds to human VEGF. The antibody component is designed to be pharmacologically similar to Avastin and Lucentis. The second component of KSI-301 is an optically clear phosphorylcholine-based biopolymer intended to augment the stability and residence time of the bioconjugate in the eye without compromising its anti-VEGF activity.

Risks Associated with Our Business, page 4

5.	Please revise the first bullet point to clarify that you are in the pre-clinical stages of drug development and that you have not initiated clinical studies for any of your products.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company has revised page 4 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined).

•	We are in the ~~early stages~~preclinical stage of drug development and have a very limited operating history and no products approved for commercial sale.

In addition, the Company has revised page 10 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined).

We are in the ~~early stages~~preclinical stage of drug development and have a very limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability.

We are a ~~development-stage~~preclinical biopharmaceutical company specializing in novel therapeutics to treat chronic, high prevalence retinal diseases. We commenced operations in June 2009, have no products approved for commercial sale, have not initiated clinical trials for any of our products and have not generated any revenue. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We expect to begin a Phase 1 clinical trial for our most advanced product candidate, KSI-301, in the first half of 2018 and have not initiated clinical trials for any of our other product candidates. To date, we have not initiated or completed a clinical trial (including a pivotal clinical trial), obtained marketing approval for any product

U.S. Securities and Exchange Commission

April 30, 2018

candidates, manufactured a commercial scale product or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Our limited operating history as a company and early stage of drug development make any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.

Implications of Being an Emerging Growth Company, page 5

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and will supplementally provide to the Staff all written communications, as defined in Rule 405 under the Securities Act, presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act when such materials are created and utilized.

Risk Factors

Risks Related to This Offering and Ownership of Our Common Stock, page 50

7.	We note your disclosure on page 133 that your certificate of incorporation and bylaws will include an exclusive forum provision. Please include a risk factor in this section to discuss the effects of such a provision on your shareholders, including the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders’ ability to obtain a favorable judicial forum for disputes with the company, its officers and directors.

RESPONSE TO COMMENT 7:

In response to the Staff’s comment, the Company has revised the section of the Registration Statement entitled “Risk Factors” by adding the following risk factor to page 55.

U.S. Securities and Exchange Commission

April 30, 2018

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty;

•	any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

Our amended and restated certificate of incorporation further provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Special Note Regarding Forward-Looking Statements, page 56

8.	We note your reference to the Private Securities Litigation Reform Act in the first paragraph of this section. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 do not apply to statements made by a registrant that is not subject to the reporting requirements of either Section 13(a) or Section 15(d) of the Exchange Act. Accordingly, please either delete your reference to the Private Securities Litigation Reform Act, or state that the Private Securities Litigation Reform Act does not apply to the statements made in connection with this offering. Please refer to Section 27A(a)(1) and (b)(2)(D) of the Securities Act.

U.S. Securities and Exchange Commission

April 30, 2018

RESPONSE TO COMMENT 8:

In response to the Staff’s comment, the Company has revised page 57 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined).

This prospectus contains forward-looking statements ~~within the meaning of the Private Securities Litigation Reform Act of 1995~~ that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward- looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Future Funding Requirements, page 68

9.	We note your disclosure that you believe your existing cash and cash equivalents and your net proceeds from this offering will enable you to fund your operating expenses, including clinical trial expenditure through the KSI-301 Phase 2 trial. With reference to your disclosure on pages 3 and 79 that after initiating your Phase 2 trial in wet AMD, you intend to conduct a Phase 2 trial in subjects with DR, please revise your disclosure here and in the Use of Proceeds section to clarify whether you intend to use the proceeds of the offering to complete only the Phase 2 trial in wet AMD or Phase 2 trials in both wet AMD and DR.

RESPONSE TO COMMENT 9:

In response to the Staff’s comment, the Company has revised page 6 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined)).

We currently expect to use the net proceeds from this offering as follows: (1) $                million to advance KSI-301 through a Phase 2 clinical trial in patients with wet AMD; (2) $                million to further develop our ABC platform; and (3) the remainder for

U.S. Securities and Exchange Commission

April 30, 2018

working capital and other general corporate purposes, including but not limited to partial funding of our planned Phase 2 clinical trial for KSI-301 in patients with DR. We may also use a portion of the net proceeds to acquire, license, and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. See the section of this prospectus titled “Use of Proceeds.”

In addition, the Company has revised page 59 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined).

We currently expect to use the net proceeds from this offering as follows:

•	$ million to advance KSI-301 through a Phase 2 clinical trial in patients with wet AMD;

•	$ million to further develop our ABC platform; and

•	the remainder for working capital and other general corporate purposes, including but not limited to partial funding of our planned Phase 2 clinical trial for KSI-301 in patients with DR.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Stock-Based Compensation Expense, page 73

10.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE TO COMMENT 10:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that neither an estimated offering price nor range has been determined as of the date of this letter. The Company will supplement this response and provide the requested explanation at a later date.

Business

U.S. Securities and Exchange Commission

April 30, 2018

Intellectual Property, page 107

11.	Please expand your description of your patent portfolio to specifically describe the patent families related to KSI-301 and the ABC platform. Please disclose the type of patent protection you have (such as composition of matter, use or process, etc.) and specify the expiration dates for of the most significant patents within each patent portfolio.

RESPONSE TO COMMENT 11:

In response to the Staff’s comment, the Company has revised page 111 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined).

We have prosecuted numerous patents and patent applications and possess know-how and trade secrets relating to the development and commercialization of our ABC platform and product candidates, including related manufacturing processes and technology. As of April 27, 2018, we were the assignee of record for approximately three U.S. issued patents, and approximately nine U.S. pending patent applications directed to certain of our proprietary technology, inventions, and improvements and our most advanced product candidates, as well as approximately 10 patents issued in jurisdictions outside of the United States and approximately 38~~35~~ patent applications pending in jurisdictions outside of the United States that, in many cases, are counterparts to the foregoing U.S. patents and patent applications. We also have approximately two pending PCT applications. For example, these patents and patent applications include claims directed to:

•	therapeutic proteins and biologically active agents conjugated to a biopolymer, which comprise our ABC platform;

•	specific therapeutics, including KSI-301; and

•	components of our therapeutics.

The following patents and patent applications (including anticipated 20 year expiration dates, which could be altered by, for example, a disclaimer, patent term adjustment or patent term extension) relate to KSI-301 and/or ABC platform:

Patent and Patent Application Numbers	Anticipated U.S. Expiration Date	Description of Representative U.S. Claims

US 8,846,021, US Appl. No. 14/456,875, EP Patent No. 1988910, JP Patent No. 5528710, JP Patent No. 5745009, and	2/28/2027	Representative claims include conjugates

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April 30, 2018

foreign applications in certain jurisdictions claiming priority to PCT/US2007/005372

US Appl. No. 15/368,376, AU Patent No. 2011239434, and foreign applications in certain jurisdictions claiming priority to PCT/US2011/032768	4/15/2031	Representative claims include conjugates

US 8,765,432, US Appl. No. 15/099,234, AU Patent No. 2010330727, EP Patent No. 2512462, CN Patent No. ZL201080062252.7, DE Patent No. 602010044727.8, JP Patent No. 5760007, JP Patent No. 5990629, MX Patent No. 346423, and foreign applications in certain jurisdictions claiming priority to PCT/US2010/061358	5/10/2030	Representative claims include copolymers and methods of making copolymers (ABC platform specifically)

US Appl. No. 14/916,180 and foreign applications in certain jurisdictions claiming priority to PCT/US2014/054622	9/8/2034	Representative claims include polymers and method of making polymers

US Appl. No. 15/394500 and PCT/US2016/069336	12/29/2036	Representative claims include antibody and antibody conjugate claims, as well as methods of making and using the conjugates.

Financial Statements

Note 6. Commitments and Contingencies, page F-14

12.	Tell us why the amount of milestones related to the license agreement on KSI-201 technology are not estimable. If the amounts of milestones are fixed tell us the amount of the milestones that may be payable and why you believe the amount would not be material to an investor and should be disclosed. Revise the disclosure as necessary to explain why the amounts of milestones are not estimable, if true.

U.S. Securities and Exchange Commission

April 30, 2018

RESPONSE TO COMMENT 12:

In response to the Staff’s comment, the Company has revised page 75 of the Registration Statement as follows (deleted language shown in ~~strike through~~ and added language double-underlined). The Company has also made conforming changes to the similar disclosure on pages F-19.

The Company is also party to a cancellable assignment and license agreement that would require the Company to make ~~development~~ milestone payments~~, a sales-based milestone payment~~ of up to $33.2 million and royalty payments on net sales of products utilizing KSI-201 and related technology. Such milestones and royalties are dependent on future activity or product sales and are not provided for in the table above as ~~they~~ the timing and amounts, respectively, are not estimable.

General

13.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE TO COMMENT 13:

The Company acknowledges the Staff’s comment and has included the requested proofs in the Registration Statement.

14.	We note that you have requested confidential treatment for agreements that are to be filed as exhibits to the registration statement. We will send any comments on your application for confidential treatment under separate cover.

RESPONSE TO COMMENT 14:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that it expects to submit its application for confidential treatment under separate cover in connection with its submission of the Registration Statement.

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U.S. Securities and Exchange Commission

April 30, 2018

Please direct your questions or comments regarding this letter or Registration Statement to the undersigned at (206) 883-2524. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael Nordtvedt
Michael Nordtvedt

cc:	Victor Perlroth
John Borgeson
Kodiak Sciences Inc.

Jeffrey D. Saper
Andrew Ellis
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas
Emily Roberts
Davis Polk & Wardwell LLP